

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Christopher Gaertner
Co-Chief Executive Officer
DHC Acquisition Corp.
535 Silicon Drive, Suite 100
Southlake, TX 76092

      Re: DHC Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed February 7, 2023
          File No. 001-40130

Dear Christopher Gaertner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                         Office of Real Estate & Construction

cc: Peter Byrne